Exhibit 12c

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended					Twelve Months
	December 31,					Ended
	(Thousands of Dollars)					June 30,

	1997	1998	1999	2000	2001	2002

Earnings, as defined:
Income before income taxes	$133,570	$133,806	$137,021	$210,701	$189,860	$107,631
Adjust for distributed income of equity
investees	(3,943)	(4,697)	(837)	(3,116)	(1,620)	(2,073)
Equity in loss of equity method
investments	-	458	435	186	296	241
Minority interest in losses of majority
owned subsidiaries	-	(125)	(37)	(1,468)	(612)	(348)
Supplemental fixed charges and	72,208	72,496	74,800	75,800	86,818	73,263
Preferred dividends, as below
Total earnings, as defined	$201,835	$201,938	$211,382	$282,103	$274,742	$178,714

Fixed charges, as defined:
Interest charges	$60,761	$60,677	$62,975	$63,339	$75,305	$63,065
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	7,891	8,445	8,313	8,886	8,142	6,927
Rental interest factor	982	801	955	1,036	1,587	1,657
Total fixed charges	$69,634	$69,923	$72,243	$73,261	$85,034	$71,649

Supplemental increment to fixed charges*	2,574	2,573	2,557	2,539	1,784	1,614

Supplemental fixed charges	72,208	72,496	74,800	75,800	86,818	73,263
Preferred dividends requirements	-	-	-	-	-	-

Total combined supplemental
fixed charges and preferred
dividends	$72,208	$72,496	$74,800	$75,800	$86,818	$73,263

Supplemental ratio of earnings to
combined fixed charges and preferred
dividends	2.80x	2.79x	2.83x	3.72x	3.16x	2.44x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.